Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“Bezeq”)

July 27, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Re: Ministry of Communications Decision on Shared Use of Fiber Optic Infrastructure in Existing Residential Buildings

Bezeq hereby supplements the following prior reports:

●	Immediate Report dated January 6, 2020 (Reference No. 2020-01-001876) regarding a hearing concerning the shared use of fiber optic infrastructure in existing residential buildings; and

●	Annual Report for the 2019 year— Section 2.7.2 of the description of Bezeq’s business therein.

On July 27, 2020, Bezeq received the Israeli Ministry of Communications’ decision dated July 22, 2020, which was reached at a hearing of that ministry.

In accordance with that decision, a directive was issued (attached to the decision) regarding the manner of sharing fiber optic infrastructure in existing residential buildings, which includes, among other things:

●	the principles for shared use (including the obligation of an NIO deploying fiber infrastructure in a residential building where there is no fiber infrastructure to contact another NIO with a proposal to make shared use of the fiber infrastructure to be deployed in the building);

●	the procedure for conducting the shared use;

●	the principles for determining payment for the shared use (based on the relative cost of establishing the fiber infrastructure plus a reasonable premium for the joining NIO);

●	the need to reach an agreement between the NIOs in respect of service and maintenance levels of the fiber; and

●	the prohibition of discrimination.

The decision also states that establishing an arrangement for the joint use of existing buildings in which fiber optic infrastructure has already been deployed will be examined by the Ministry separately, and that the need for adjustments in the inter-ministerial team's recommendations for examining the policy for the deployment of ultra-broadband communication infrastructure in Israel, which were adopted by the Minister of Communications on July 15, 2020, will also be examined (see Bezeq’s immediate report dated July 21, 2020 (Reference No. 2020-01-077136)).

Below are links to the decision and directive (which is valid from July 27, 2020) as published on the Ministry of Communications’ website.

https://www.gov.il/BlobFolder/policy/27072020_1/he/Joint_use_of_fiber_optic_infrastructure-Decision_27072020.pdf

https://www.gov.il/BlobFolder/policy/27072020_1/he/instruction_Joint_use_of_fiber_optic_infrastructure_27072020.pdf

Sincerely yours,

Bezeq The Israel Telecommunication Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.